Exhibit 99.1

First Industrial Pennsylvania, L.P.

Consolidated Financial Statements

As of December 31, 2011 and 2010 (unaudited) and

for the Years Ended December 31, 2011, 2010 (unaudited)

and 2009

Report of Independent Registered Public Accounting Firm

To the Partners of

First Industrial Pennsylvania, L.P:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, changes in partners’ capital and cash flows present fairly, in all material respects, the financial position of First Industrial Pennsylvania, L.P. and its subsidiaries at December 31, 2011 and the results of their operations and their cash flows for the years ended December 31, 2011 and December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of First Industrial Pennsylvania, L.P.’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

February 28, 2013

FIRST INDUSTRIAL PENNSYLVANIA, L.P.

CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010 (Unaudited)
	(In thousands)
ASSETS
Assets:
Investment in Real Estate:
Land	$39,839	$26,084
Buildings and Improvements	65,321	48,040
Construction in Progress	1,298	—
Less: Accumulated Depreciation	(16,756)	(10,454)

Net Investment in Real Estate	89,702	63,670

Real Estate and Other Assets Held for Sale, Net of Accumulated Depreciation and Amortization of $1,911 and $6,833 (unaudited)	5,753	31,835
Cash and Cash Equivalents	613	1,111
Tenant Accounts Receivable, Net	137	161
Related Party Notes Receivable	131,908	239,453
Deferred Rent Receivable, Net	2,459	1,958
Deferred Financing Costs, Net	285	131
Deferred Leasing Intangibles, Net	3,288	4,299
Prepaid Expenses, Accrued Interest Income and Other Assets, Net	3,016	4,463

Total Assets	$237,161	$347,081

LIABILITIES AND PARTNERS’ CAPITAL
Liabilities:
Mortgage Loans Payable	$35,471	$12,986
Accounts Payable, Accrued Expenses and Other Liabilities	708	637
Deferred Leasing Intangibles, Net	139	234
Rents Received in Advance and Security Deposits	1,047	1,129

Total Liabilities	37,365	14,986

Commitments and Contingencies	—	—
Partners’ Capital	199,796	332,095

Total Liabilities and Partners’ Capital	$237,161	$347,081

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL PENNSYLVANIA, L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2011	Year Ended December 31, 2010 (Unaudited)	Year Ended December 31, 2009
	(In thousands)
Revenues:
Rental Income	$9,538	$10,217	$10,691
Tenant Recoveries and Other Income	2,781	2,441	2,455

Total Revenues	12,319	12,658	13,146

Expenses:
Property Expenses	2,931	2,913	2,894
Impairment of Real Estate	(595)	3,589	—
Depreciation and Other Amortization	4,075	3,923	4,277

Total Expenses	6,411	10,425	7,171

Other Income (Expense):
Related Party Interest Income and Facility Fee Income	11,679	14,962	9,943
Interest Expense	(1,431)	(407)	(43)
Amortization of Deferred Financing Costs	(34)	(11)	(2)
Foreign Currency Remeasurement (Loss) Gain	(658)	777	1,481

Total Other Income (Expense)	9,556	15,321	11,379
Income from Continuing Operations	15,464	17,554	17,354
Discontinued Operations:
Income Attributable to Discontinued Operations	570	388	826
Gain on Sale of Real Estate	500	845	1,874

Income from Discontinued Operations	1,070	1,233	2,700
Gain on Sale of Real Estate	44	—	59

Net Income	$16,578	$18,787	$20,113

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL PENNSYLVANIA, L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

Total
(In thousands)
Balance at December 31, 2008 (Unaudited)	$113,847
Contributions	357,748
Distributions	(104,779)
Net Income	20,113

Balance at December 31, 2009	$386,929
Contributions (Unaudited)	32,013
Distributions (Unaudited)	(105,634)
Net Income (Unaudited)	18,787

Balance at December 31, 2010 (Unaudited)	$332,095
Contributions	16,020
Distributions	(164,897)
Net Income	16,578

Balance at December 31, 2011	$199,796

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL PENNSYLVANIA, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2011	Year Ended December 31, 2010 (Unaudited)	Year Ended December 31, 2009
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$16,578	$18,787	$20,113
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation	2,771	2,976	3,332
Amortization of Deferred Financing Costs	34	11	2
Other Amortization	1,377	1,228	1,269
Impairment of Real Estate	(595)	3,589	—
Foreign Currency Remeasurement Loss (Gain)	658	(777)	(1,481)
(Reversal of) Provision for Bad Debt	(11)	6	89
Gain on Sale of Real Estate	(544)	(845)	(1,933)
Decrease (Increase) in Tenant Accounts Receivable, Prepaid Expenses, Accrued Interest Income and Other Assets, Net	1,503	3,152	(6,300)
Increase in Deferred Rent Receivable	(348)	(636)	(507)
Increase (Decrease) in Accounts Payable, Accrued Expenses, Other Liabilities, Rents Received in Advance and Security Deposits	69	(84)	(493)

Net Cash Provided by Operating Activities	21,492	27,407	14,091

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to Investment in Real Estate and Lease Costs	(3,351)	(1,724)	(803)
Net Proceeds from Sales of Investment in Real Estate	1,054	1,458	5,461
Repayments of Related Party Notes Receivable	112,186	52,561	100,189
Funding of Related Party Notes Receivable	(5,299)	(14,757)	(25,300)

Net Cash Provided by Investing Activities	104,590	37,538	79,547

CASH FLOWS FROM FINANCING ACTIVITIES:
Contributions	16,020	32,013	7,860
Distributions	(164,897)	(105,634)	(104,779)
Debt Issuance Costs	(188)	(80)	(65)
Proceeds from Origination of Mortgage Loans Payable	22,898	9,085	3,982
Repayments on Mortgage Loans Payable	(413)	(77)	(4)

Net Cash Used in Financing Activities	(126,580)	(64,693)	(93,006)

Net (Decrease) Increase in Cash and Cash Equivalents	(498)	252	632
Cash and Cash Equivalents, Beginning of Year	1,111	859	227

Cash and Cash Equivalents, End of Year	$613	$1,111	$859

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL PENNSYLVANIA, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

1.	Organization and Formation of Partnership

First Industrial, L.P. (the “Operating Partnership”) was organized as a limited partnership in the state of Delaware on November 23, 1993. The sole general partner is First Industrial Realty Trust, Inc. (the “Company”) with an approximate 94.3% and 92.8% (unaudited) partnership interest at December 31, 2011 and 2010, respectively. The Company is a real estate investment trust (“REIT”) as defined in the Internal Revenue Code. The Company’s operations are conducted primarily through the Operating Partnership. The limited partners of the Operating Partnership own, in the aggregate, approximately a 5.7% and 7.2% (unaudited) interest in the Operating Partnership at December 31, 2011 and 2010, respectively.

At December 31, 2011, the Operating Partnership owns a 99.72% limited partnership interest in First Industrial Pennsylvania, L.P. The general partner of First Industrial Pennsylvania, L.P. is a separate corporation, with a 0.28% general partnership interest in First Industrial Pennsylvania, L.P. The general partner of First Industrial Pennsylvania, L.P. is a wholly-owned subsidiary of the Company.

As of December 31, 2011, First Industrial Pennsylvania, L.P. owned 17 industrial properties, containing an aggregate of approximately 2.1 million square feet of GLA and several land parcels aggregating to 298 acres. Two separate land parcels, aggregating to 237 acres, are leased to a tenant under non-cancelable ground leases.

Profits, losses and distributions of First Industrial Pennsylvania, L.P. are allocated to the general partner and the limited partner in accordance with the provisions contained within the restated and amended partnership agreement.

Any references to the number of buildings, square footage or acreage in the financial statement footnotes are unaudited.

2.	Basis of Presentation and Summary of Significant Accounting Policies

The consolidated financial statements at December 31, 2011 and 2010 and for each of the years ended December 31, 2011, 2010 and 2009 include the accounts and operating results of First Industrial Pennsylvania, L.P. and its wholly owned subsidiaries.

In order to conform with generally accepted accounting principles, management, in preparation of First Industrial Pennsylvania, L.P.’s financial statements, is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2011 and 2010, and the reported amounts of revenues and expenses for each of the years ended December 31, 2011, 2010 and 2009. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash and liquid investments with an initial maturity of three months or less. The carrying amount approximates fair value due to the short maturity of these investments.

Investment in Real Estate and Depreciation

Investment in Real Estate is carried at cost, less accumulated depreciation and amortization. First Industrial Pennsylvania, L.P. reviews its properties on a continuous basis for impairment and provides a provision if impairments exist. To determine if an impairment may exist, First Industrial Pennsylvania, L.P. reviews its properties and identifies those that have had either an event of change or event of circumstances warranting further assessment of recoverability (such as a decrease in occupancy or decline in general market conditions). If further assessment of recoverability is needed, First Industrial Pennsylvania, L.P. estimates the future net cash flows expected to result from the use of the property and its eventual disposition on an individual property basis. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, First Industrial Pennsylvania, L.P. will recognize an impairment loss based upon the estimated fair value of such property. For properties management considers held for sale, First Industrial Pennsylvania, L.P. ceases depreciating the properties and values the properties at the lower of depreciated cost or fair value, less costs to dispose. If circumstances arise that were previously considered unlikely, and as a result, First Industrial Pennsylvania, L.P. decides not to sell a property previously classified as held for sale, First Industrial Pennsylvania, L.P. will reclassify such property as held and used. Such property is measured at the lower of its carrying amount (adjusted for any depreciation and amortization expense that would have been recognized had the property been continuously classified as held and used) or fair value at the date of the subsequent decision not to sell. First Industrial Pennsylvania, L.P. classifies properties as held for sale when all criteria within the Financial Accounting Standards Board’s (the “FASB”) guidance on the impairment or disposal of long-lived assets are met.

Interest costs, real estate taxes, compensation costs of development personnel and other directly related expenses incurred during construction periods are capitalized and depreciated commencing with the date the property is substantially completed. Upon substantial completion, First Industrial Pennsylvania, L.P. reclassifies construction in progress to building, tenant improvement and leasing commissions. Such costs begin to be capitalized to the development projects from the point First Industrial Pennsylvania, L.P. is undergoing necessary activities to get the development ready for its intended use and ceases when the development projects are substantially completed and held available for occupancy.

Depreciation expense is computed using the straight-line method based on the following useful lives:

Years
Buildings and Improvements	17 to 40
Land Improvements	7 to 20

Construction expenditures for tenant improvements, leasehold improvements and leasing commissions (inclusive of compensation costs of personnel attributable to leasing) are capitalized and amortized over the terms of each specific lease. Capitalized compensation costs of personnel attributable to leasing relate to time directly attributable to originating leases with independent third parties that result directly from and are essential to originating those leases and would not have been incurred had these leasing transactions not occurred. Repairs and maintenance are charged to expense when incurred. Expenditures for improvements are capitalized.

Upon acquisition of a property, First Industrial Pennsylvania, L.P. allocates the purchase price of the property based upon the fair value of the assets acquired and liabilities assumed, which generally consists of land, buildings, tenant improvements, leasing commissions and intangible assets including in-place leases, above market and below market leases and tenant relationships. First Industrial Pennsylvania, L.P. allocates the purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. Acquired above and below market leases are valued based on the present value of the difference between prevailing market rates and the in-place rates measured over a period equal to the remaining term of the lease for above market leases and the initial term plus the term of any below market fixed rate renewal options for below market leases. The above market lease values are amortized as a reduction of rental revenue over the remaining term of the respective leases, and the below market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below market fixed rate renewal options of the respective leases.

The purchase price is further allocated to in-place lease values and tenant relationships based on management’s evaluation of the specific characteristics of each tenant’s lease and First Industrial Pennsylvania, L.P.’s overall relationship with the respective tenant. The value of in-place lease intangibles and tenant relationships, which are included as components of Deferred Leasing Intangibles, Net are amortized over the remaining lease term (and expected renewal periods of the respective lease for tenant relationships) as adjustments to depreciation and other amortization expense. If a tenant terminates its lease early, the unamortized portion of the tenant improvements, leasing commissions, above and below market leases, the in-place lease value and tenant relationships is immediately written off.

Deferred Leasing Intangibles, net of accumulated amortization (exclusive of Deferred Leasing Intangibles held for sale) included in First Industrial Pennsylvania L.P.’s total assets and total liabilities consist of the following:

	December 31, 2011	December 31, 2010 (Unaudited)
In-Place Leases	$1,448	$2,244
Above Market Leases	1,108	1,244
Tenant Relationships	732	811

Total included in Total Assets, Net of $2,629 and $3,363 (unaudited) of Accumulated Amortization	$3,288	$4,299

Below Market Leases	$139	$234

Total included in Total Liabilities, Net of $510 and $407 (unaudited) of Accumulated Amortization	$139	$234

Amortization expense related to in-place leases and tenant relationships of deferred leasing intangibles was $974, $727 (unaudited) and $752 for the years ended December 31, 2011, 2010 and 2009, respectively. Rental revenues (decreased) increased by $(34), $(59) (unaudited) and $60 related to amortization of above/(below) market leases for the years ended December 31, 2011, 2010 and 2009, respectively. First Industrial Pennsylvania, L.P. will recognize net amortization expense related to the deferred leasing intangibles over the next five years, for properties owned as of December 31, 2011 as follows:

	Estimated Amortization of In-Place Leases and Tenant Relationships	Estimated Net Increase (Decrease) to Rental Revenues Related to Above and Below Market Leases
2012	$403	$15
2013	$294	$(9)
2014	$217	$(66)
2015	$192	$(66)
2016	$145	$(66)

Deferred Financing Costs

Deferred financing costs include fees and costs incurred to obtain long-term financing. These fees and costs are being amortized over the terms of the respective loans. Accumulated amortization of deferred financing costs was $48 and $14 (unaudited) at December 31, 2011 and 2010, respectively. Unamortized deferred financing costs are written-off when debt is retired before the maturity date.

Foreign Currency Remeasurements

At December 31, 2010, First Industrial Pennsylvania, L.P. held a related party note receivable denominated in Canadian dollars for which the functional currency was determined to be the US dollar. The note receivable was remeasured against the US dollar at the balance sheet date and the resulting translation adjustment was included in the consolidated statements of operations.

Revenue Recognition

Rental income is recognized on a straight-line method under which contractual rent increases are recognized evenly over the lease term. Tenant recovery income includes payments from tenants for real estate taxes, insurance and other property operating expenses and is recognized as revenues in the same period the related expenses are incurred by First Industrial Pennsylvania, L.P.

Revenue is generally recognized on payments received from tenants for early lease terminations upon the effective termination of a tenant’s lease and when First Industrial Pennsylvania, L.P. has no further obligations under the lease.

Interest income on the related party notes receivable is recognized based on the accrual method unless a significant uncertainty of collection exists. If a significant uncertainty exists, interest income is recognized as collected.

First Industrial Pennsylvania, L.P. provides an allowance for doubtful accounts against the portion of tenant accounts receivable which is estimated to be uncollectible. Accounts receivable in the consolidated balance sheets are shown net of an allowance for doubtful accounts of $22 and $33 (unaudited) as of December 31, 2011 and 2010, respectively. For accounts receivable First Industrial Pennsylvania, L.P. deems uncollectible, First Industrial Pennsylvania, L.P. uses the direct write-off method.

Gain on Sale of Real Estate

Gain on sale of real estate is recognized using the full accrual method, when appropriate. Gains relating to transactions which do not meet the full accrual method of accounting are deferred and recognized when the full accrual method of accounting criteria are met or by using the installment or deposit methods of profit recognition, as appropriate in the circumstances. As the assets are sold, their costs and related accumulated depreciation are written off with resulting gains or losses reflected in net income or loss. Estimated future costs to be incurred by First Industrial Pennsylvania, L.P. after completion of each sale are accrued and included in the determination of the gain on sales.

Related Party Notes Receivable

Related Party Notes Receivable are comprised of a revolving secured note receivable and a revolving unsecured note receivable. The notes receivable are recorded at fair value at the time of issuance. Interest income is accrued as earned. Notes receivable are considered past due when a contractual payment is not remitted in accordance with the terms of the note agreement. On a quarterly basis, First Industrial Pennsylvania, L.P. evaluates the collectability of each note receivable based on various factors which may include payment history, expected fair value of the collateral on the loan, to the extent applicable, and internal credit information. A loan is considered impaired when, based upon current information and events, it is probable that First Industrial Pennsylvania, L.P. will be unable to collect all amounts due under the existing contractual terms. When a loan is considered impaired, the amount of the loss accrual is calculated by comparing the carrying amount of the note receivable to the present value of expected future cash flows. Since the majority of our notes receivable are collateralized by a first mortgage, the loans have risk characteristics similar to the risks in owning commercial real estate.

Fair Value of Financial Instruments

First Industrial Pennsylvania, L.P.’s financial instruments include tenant accounts receivable, net, related party notes receivable, accounts payable, other accrued expenses and mortgage loans payable. The fair values of tenant accounts receivable, net, accounts payable and other accrued expenses approximate their carrying or contract values. See Note 5 for the fair values of the mortgage loans payable and see Note 3 for the fair value of the related party notes receivable.

Discontinued Operations

The FASB’s guidance on financial reporting for the disposal of long lived assets requires that the results of operations and gains or losses on the sale of property or property held for sale be presented in discontinued operations if both of the following criteria are met: (a) the operations and cash flows of the property have been (or will be) eliminated from the ongoing operations of First Industrial Pennsylvania, L.P. as a result of the disposal transaction and (b) First Industrial Pennsylvania, L.P. will not have any significant continuing involvement in the operations of the property after the disposal transaction. The guidance also requires prior period results of operations for these properties to be reclassified and presented in discontinued operations in prior consolidated statements of operations.

3.	Related Party Notes Receivable

On July 1, 2009, the Operating Partnership contributed and assigned to First Industrial Pennsylvania, L.P. title and interest in a revolving secured note receivable (the “Related Party Secured Note Receivable”) having an outstanding balance of $274,773 in exchange for an increased ownership interest in First Industrial Pennsylvania, L.P. Concurrent with the contribution on July 1, 2009, the terms of the Related Party Secured Note Receivable were restated and amended. The Related Party Secured Note Receivable has a lending capacity of $550,000, subject to certain restrictions, earns interest at a variable rate equal to the Bank Prime Rate plus 2% and matures on September 1, 2012. The Related Party Secured Note Receivable also earns a quarterly facility fee equal to 0.25% per annum of $550,000. The borrowers on the Related Party Secured Note Receivable are two subsidiaries of the Operating Partnership (the “Related Party Borrowers”). The Related Party Borrowers are 100% directly or indirectly owned by the Operating Partnership. As of December 31, 2011, the Related Party Secured Note Receivable was collateralized by industrial properties with a net carrying value of $159,211.

On July 1, 2009, the Operating Partnership also contributed and assigned to First Industrial Pennsylvania, L.P. title and interest in a revolving unsecured note receivable (the “Related Party Unsecured Note Receivable”) having an outstanding balance of $75,115 in exchange for an increased ownership interest in First Industrial Pennsylvania, L.P. Concurrent with the contribution on July 1, 2009, the terms of the Related Party Unsecured Note Receivable were restated and amended. The Related Party Unsecured Note Receivable allows for a lending capacity of $100,000 and allows for loans in Canadian dollars. All loans denominated in US dollars earn interest at a variable rate equal to the Bank Prime Rate plus 3% and all loans denominated in Canadian dollars earn interest at a variable rate equal to the CDOR rate plus 3%. The Related Party Unsecured Note Receivable matures on July 1, 2012. The Related Party Borrowers are the borrowers on the Related Party Unsecured Note Receivable.

At December 31, 2011 and 2010, the carrying and fair value of the related party notes receivable was as follows:

	December 31, 2011		December 31, 2010 (Unaudited)
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Related Party Secured Note Receivable	$131,908	$130,921	$211,470	$208,960
Related Party Unsecured Note Receivable	$—	$—	$27,983	$27,312

Total	$131,908	$130,921	$239,453	$236,272

The fair values of the related party notes receivable were determined by discounting the future cash flows using the current rates at which similar loans would be made based upon similar leverage levels and similar remaining maturities.

4.	Investment in Real Estate

Sales and Discontinued Operations

In 2009, First Industrial Pennsylvania, L.P. sold two industrial properties comprising approximately 0.07 million square feet of GLA and one land parcel. Gross proceeds from the sales of the two industrial properties and one land parcel was approximately $5,860. The gain on sale of real estate was approximately $1,933, of which $1,874 is shown in discontinued operations. The two industrial properties meet the criteria to be included in discontinued operations. Therefore, the results of operations and gain on sale of real estate for the two sold industrial properties are included in discontinued operations. The results of operations and gain on sale of real estate for the one land parcel that does not meet the criteria to be included in discontinued operations are included in continuing operations.

In 2010, First Industrial Pennsylvania, L.P. sold one industrial property comprising approximately 0.02 million square feet of GLA. Gross proceeds from the sale of the one industrial property was approximately $1,700 (unaudited). The gain on sale of real estate was approximately $845 (unaudited), all of which is shown in discontinued operations. The one industrial property meets the criteria to be included in discontinued operations. Therefore, the results of operations and gain on sale of real estate for the one sold industrial property is included in discontinued operations.

In 2011, First Industrial Pennsylvania, L.P. sold one industrial property comprising approximately 0.01 million square feet of GLA. Gross proceeds from the sale of the one industrial property was approximately $1,150. The one industrial property meets the criteria to be included in discontinued operations. Therefore, the results of operations and gain on sale of real estate of $500 for the one sold industrial property is included in discontinued operations.

At December 31, 2011, First Industrial Pennsylvania, L.P. had five industrial properties comprising approximately 0.1 million square feet of GLA held for sale. The results of operations of the five industrial properties held for sale at December 31, 2011 are included in discontinued operations. There can be no assurance that such industrial properties held for sale will be sold.

The following table discloses certain information regarding the industrial properties included in discontinued operations by First Industrial Pennsylvania, L.P. for the years ended December 31, 2011, 2010 and 2009.

	Year Ended December 31, 2011	Year Ended December 31, 2010 (Unaudited)	Year Ended December 31, 2009
Total Revenues	$948	$1,024	$1,683
Property Expenses	(349)	(424)	(486)
Depreciation and Amortization	(29)	(212)	(371)
Gain on Sale of Real Estate	500	845	1,874

Income from Discontinued Operations	$1,070	$1,233	$2,700

Impairment Charges

During the years ended December 31, 2011 and 2010 First Industrial Pennsylvania, L.P. recorded the following net non-cash impairment charges:

	Year Ended December 31, 2011	Year Ended December 31, 2010 (Unaudited)
Operating Properties—Held for Use	$—	$1,781
Land Parcels—Held for Use	(595)	1,808

Impairment—Continuing Operations	$(595)	$3,589

During October 2010, certain properties were identified as properties that First Industrial Pennsylvania, L.P. wanted to sell. The holding period for the pool of real estate assets was reassessed and as such, it was determined that one industrial property and one land parcel were impaired. An aggregate impairment charge of $3,589 (unaudited) for the year ended December 31, 2011 was recorded.

The net impairment charges for assets that qualify to be classified as held for sale are calculated as the difference of the carrying value of the property or land parcel over the fair value less costs to sell. On the date an asset no longer qualifies to be classified as held for sale, the carrying value must be reestablished at the lower of the estimated fair market value of the asset or the carrying value of the asset prior to held for sale classification, adjusted for any depreciation and amortization that would have been recorded if the asset had not been classified as held for sale. The impairment reversal of $595 recorded during the year ended December 31, 2011 was due to the reversal of estimated closing costs related to the land parcel that no longer met the criteria to be classified as held for sale at December 31, 2011. Catch-up depreciation and amortization was recorded during the year ended December 31, 2011 related to the industrial property that no longer met the criteria to be classified as held for sale.

The accounting guidance for the fair value measurement provisions for the impairment of long lived assets recorded at fair value establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The fair market values were determined using widely accepted valuation techniques including discounted cash flow analyses using expected cash flows and internal valuations of real estate.

For the one industrial property, the most significant assumptions used in the discounted cash flow analyses included the discount rate, projected occupancy levels, market rental rates, capital expenditures and the terminal capitalization rate. For the valuation of the land parcel, management reviewed and considered older comparable transactions and adjusted upward or downward to reflect management’s assumptions about current market conditions.

The impairment reversal recorded during the year ended December 31, 2011, represents fair value measurements recorded on a non-recurring basis. The valuation techniques utilized by management to determine the fair value measurements would be considered Level 3 in the fair value hierarchy. Both assets are recorded at carrying value at December 31, 2011.

5.	Indebtedness

	Outstanding Balance at		Interest Rate at December 31, 2011	Effective Interest Rate at Issuance	Maturity Date

	December 31, 2011	December 31, 2010 (Unaudited)
Mortgage Loans Payable	$35,471	$12,986	4.45% – 7.50%	4.45% – 7.50%	May 2016 – October 2020

During the years ended December 31, 2011 and 2010, First Industrial Pennsylvania, L.P. originated the following mortgage loans:

Mortgage Financing	Loan Principal	Interest Rate	Origination Date	Maturity Date	Amortization Period	Number of Industrial Properties Collateralizing Mortgage	GLA (In millions)	Property Carrying Value at December 31, 2011
I-II	$22,898	4.45%	May 2, 2011	June 2018	30-year	3	0.7	$22,398

Mortgage Financing	Loan Principal (Unaudited)	Interest Rate (Unaudited)	Origination Date	Maturity Date	Amortization Period	Number of Industrial Properties Collateralizing Mortgage	GLA (In millions)	Property Carrying Value at December 31, 2010 (Unaudited)
III	$9,085	5.55%	September 29, 2010	October 2020	25-year	1	0.3	$8,102

For Mortgage Financings I and II, principal prepayments are prohibited for 12 months after loan origination, after which prepayment premiums are calculated at the greater of yield maintenance or 1% of the outstanding balance. For Mortgage Financing III, principal prepayment is prohibited for 12 months after loan origination, after which prepayment premiums decrease as the loan matures and range from 1% (unaudited) to 5% (unaudited) of the outstanding balance (or yield maintenance amount).

As of December 31, 2011, mortgage loans payable are collateralized by, and in some instances cross-collateralized by, industrial properties with a net carrying value of $35,400. First Industrial Pennsylvania, L.P. believes it was in compliance with all covenants relating to mortgage loans payable as of December 31, 2011.

The following is a schedule of the stated maturities and scheduled principal payments of mortgage loans payable for the next five years ending December 31, and thereafter:

Amount
2012	$626
2013	657
2014	690
2015	725
2016	2,203
Thereafter	30,570

Total	$35,471

At December 31, 2011 and 2010, the fair value of mortgage loans payable was as follows:

	December 31, 2011		December 31, 2010 (Unaudited)
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Mortgage Loans Payable	$35,471	$36,804	$12,986	$13,778

The fair values of the mortgage loans payable were determined by discounting the future cash flows using the current rates at which similar loans would be made based upon similar leverage levels and similar remaining maturities.

6.	Supplemental Information to Statements of Cash Flows

	Year Ended December 31, 2011	Year Ended December 31, 2010 (Unaudited)	Year Ended December 31, 2009
Interest Paid	$1,350	$351	$33

Write-off of Fully Depreciated Assets	$(3,369)	$(1,361)	$(816)

See Note 3 for non-cash investing activity related to the contribution of the related party notes receivable to First Industrial Pennsylvania, L.P. by the Operating Partnership during the year ended December 31, 2009.

7.	Future Rental Revenues

First Industrial Pennsylvania, L.P.’s properties are leased to tenants under net and semi-net operating leases. Minimum lease payments, excluding tenant reimbursements of expenses, under non-cancelable operating leases in effect as of December 31, 2011 are approximately as follows:

2012	$9,402
2013	6,137
2014	3,945
2015	3,525
2016	2,756
Thereafter	30,471

Total	$56,236

Credit Risk

For the years ended December 31, 2011, 2010 and 2009, ADESA accounted for 21.7%, 20.3% (unaudited) and 18.5% of rental revenues.

8.	Related Party Transactions

At December 31, 2011 and 2010, First Industrial Pennsylvania, L.P. had receivable balances of $133,695 and $242,811 (unaudited), respectively, from wholly owned entities of the Company and the Operating Partnership. The receivable balances includes the related party notes receivable and accrued interest income.

9.	Commitments and Contingencies

In the normal course of business, First Industrial Pennsylvania, L.P. is involved in legal actions arising from the ownership of its properties. In management’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a materially adverse effect on the consolidated financial position, operations or liquidity of First Industrial Pennsylvania, L.P.

10.	Subsequent Events

Subsequent events were evaluated through February 28, 2013 and it was determined that there were no events that required disclosure within these financial statements.